                      ML JWH Strategic Allocation Fund L.P

Dear Limited Partner,

The Net Asset Value ("NAV") per Unit of ML JWH Strategic Allocation Fund L.P. (the "Fund") increased 10.20% in October, closing the month with a NAV per Unit of $114.96 on October 31, 1996, as compared to the September 30, 1996 NAV per Unit of $104.32.

As of November  1, 1996, the Fund's trading was allocated among seven
John W. Henry & Company, Inc. investment programs approximately as follows:


Trading Program                                         % Trading  Allocation
---------------                                         ---------------------
Original Investment Program                                      25%
Financial and Metals Portfolio                                   20%
Global Financial Portfolio                                       20%
G-7 Currency Portfolio                                           15%
Global Diversified Portfolio                                     10%
Dollar Program                                                    5%
Worldwide Bond Program                                            5%
                                                                ----
                                                                100%

Cash allocations among the Programs differ immaterially from the trading allocations due to performance differences since inception without a change in trading allocations.

Set forth below is a report from John W. Henry & Company, Inc. addressing performance for last month. This report is included for the convenience of the Fund's investors and may not reflect the opinions or recommendations of the General Partner.

                                 Sincerely,

                                 John R. Frawley, Jr.
                                 President and Chief Executive Officer
                                 Merrill Lynch Investment Partners Inc.
                                 (General Partner)
                                 ---------------------------------------
                                 Report as of the Trading Advisor
                                 John W. Henry & Company, Inc.

We are pleased to report that the Fund recorded a strong performance in October. In a month when national elections were the focus of two key countries and economic fundamentals were an integral part of the political debate, investors crossed national boundaries to cast their own economic votes in global currency and interest rate markets. For investors in the Fund, gains were considerable.

Markets worldwide were swept up in current of equity optimism which saw many global bourses, including the

Dow, break new records during the month. While not immune to these pressures, bond market participants continued to pay close attention to economic reports, particularly in the U.S., for any hints of inflation. Signs of a slowing U.S. economy drove the Treasury 30-year bond price to its highest level in 6 1/2 months, pushing the yield (which moves in the opposite direction) to its lowest level in as many months. Still high relative to rates in other countries -- particularly Japan -- the U.S. bond market continued to attract foreign investors in search of higher yields.

Sound economic fundamentals kept the U.S. dollar strong against most major currencies and the British pound stronger still against the U.S. dollar. With the United Kingdom standing firmly to the side on the European Monetary Union
(EMU) issue, the pound assumed a safe-haven status. Fresh doubts about the EMU were formed in October following the release of private-sector reports critical of Germany's ability to meet membership criteria in terms of its deficit. Japanese investors continued their flight to quality, selling yen and buying stronger currencies.

                              Sector Allocations
                            as of November 1, 1996

                                   [GRAPHIC]

Stock Indices           3.00%
Foreign Exchange       19.10%
Global Interest Rates  43.50%
Agriculture             6.70%
Metals                 11.50%
Energy                 15.20%


INDIVIDUAL INVESTMENT PROGRAMS

Original Investment Program

Gains in interest rates and currencies contributed to the program's strong performance. U.S. bond markets continued to benefit from foreign demand, as overseas investors sought higher yields. The Japanese Government bond also soared to new highs following elections which kept the fiscally conservative Liberal Democratic Party (LDP) in power. In foreign exchange, the strength of the U.S. dollar was exceeded only by that of the British pound. Positions in the pound, Japanese yen and Swiss franc were profitable. Strong profits in corn, and smaller profits in sugar, bean oil and LDN cocoa, offset losses in cotton and coffee. Trading in crude oil was unprofitable. Small gains in silver were offset by losses in other metals. Losses in the Nikkei offset gains in Australia All Ordinaries.

Financial and Metals Portfolio

Performance improved significantly over the previous month, reflecting sharp gains in interest rates and currencies. Trading in the long- and short-term bond market was profitable, with the largest gains in the Japanese Government bond, French bond and Australian 10-year bond. Japanese bond prices reached new highs even in the face of news which might have been viewed as negative for the market, such as higher-than-expected housing starts and construction spending. In currencies, strong gains were posted in the British pound and Japanese yen, and smaller gains in Swiss franc and Australian dollar. Moderating inflation in the U.S. continued its downward pressure on gold and silver prices; positions in both resulted in gains. Trading in the Nikkei was unprofitable.

Global Financial Portfolio

Performance remained strong with positions in currencies and interest rates accounting for most of the gains. The British pound strengthened considerably, while the Japanese yen continued to weaken against most major currencies. Gains in the pound, yen and Swiss franc offset losses in the German mark. Trading in bonds was profitable, with strong gains in Japanese Government bonds. Positions in the Australian All Ordinaries resulted in gains. Positions in crude oil were unprofitable as price pressures reversed their upward bias, reflecting reduced tension in the Middle East and an improving inventory picture, at least for the short term.

G-7 Currency Portfolio

With leaders of the G-7 industrialized nations focusing on economic fundamentals which, for some, included meeting the criteria for EMU membership, currency markers tracked the outlook for interest rates in each nation. The U.S. dollar remained strong against most currencies except the British pound. Britain's relative immunity to any EMU controversies and The Bank of England's surprise decision to hike a key rate also added to the pound's surprising buoyancy in world markets. Gains were posted from long German mark and British pound cross rates vs. the Japanese yen. The pound/yen cross increased by as much as 6.4%. Gains were also recorded in long pounds against the mark (up 3.5%) and long Canadian dollars against the French franc.

GLOBAL DIVERSIFIED PORTFOLIO

The program benefited from profitable positions throughout the interest rate sector, with the largest gains in the Japanese Government bond, French bond and Australian 10-year bond. Solid gains were also recorded in currencies. The hunt for high yields by foreign investors boosted the U.S. dollar, which continued to strengthen against most major currencies. Defying the trend was the British pound, which reached a 19-month high against the dollar and a 45-month high against the Japanese yen. Positions in the pound, yen, Swiss franc and Australian dollar were profitable. In agriculture, gains in sugar, corn, bean oil and LDN cocoa offset losses in cotton. Positions in crude oil were unprofitable as were positions in stock indices. Gains in silver and gold were offset by losses in LME aluminium.

DOLLAR PROGRAM

Performance improved significantly over the previous month as the U.S. dollar continued to strengthen against most major currencies, defied only by the British pound. The Japanese yen weakened to historic levels against the dollar as investors fled the low yields of Japanese bond markets. Dollar trading against the German mark became unstable as private-sector studies called into question the ability of the German government to meet the deficit criteria of the Maastricht Treaty for EMU membership. The Swiss franc tumbled as officials continued to fret about an overvalued currency with its negative impact on Swiss exports. Gains in pound, yen and franc positions offset losses in the German mark.

WORLDWIDE BOND PROGRAM

Positions in the Japanese Government bond were the largest contributor to gains. Participants in Japanese bond markets reacted enthusiastically to election results in Japan, and European bonds continued to benefit from renewed confidence in EMU's formation. Strong foreign demand for U.S. bonds reflected investors' search for high yields in a low interest-rate environment. Strong economic fundamentals also boosted demand for both U.S. and U.K. bonds.

FOR THE EXCLUSIVE USE OF INVESTORS IN ML JWH STRATEGIC ALLOCATION FUND L.P. THIS MONTHLY REPORT IS NOT AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY
ANY SECURITIES. AN OFFER CAN ONLY BE MADE BY THE CURRENT PROSPECTUS, TOGETHER WITH THE PROSPECTUS SUPPLEMENT AND RECENT MONTHLY REPORT FOR THE FUND. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION CONCERNING RISK FACTORS, PERFORMANCE
AND OTHER MATERIAL ASPECTS OF THE FUND. THE CURRENT PROSPECTUS MUST BE READ CAREFULLY BEFORE ANY DECISION WHETHER TO INVEST IS MADE. THIS MONTHLY REPORT MUST NOT BE REPRODUCED OR DISTRIBUTED IN ANY MANNER. FUTURES TRADING IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. THE FUND'S SINGLE-ADVISOR MULTI-STRATEGY APPROACH IS NOT ANTICIPATED TO PROVIDE THE SAME LEVEL OF RISK CONTROL AS IS COMMONLY EXPECTED IN A MULTI-ADVISOR PORTFOLIO.

                     ML JWH Strategic Allocation Fund L.P.
                               October 31, 1996
                             Statement of Changes
                              in Net Asset Value

                Net Asset Value (1,132,045 Units) at
                 September 30, 1996                       $ 118,091,569
                Net Income/(Loss) for October 1996           12,050,609
                Less Redemptions of 1,025 Units                (117,834)
                Plus Additions of 163,764 Units              18,828,309
                                                          -------------
                Net Asset Value (1,294,782 Units)
                 at October 31, 1996                      $ 148,850,653
                                                          =============
                Net Asset Value par Unit at
                 October 31, 1996                         $      114.96
                                                          =============

                  -------------------------------------------------
                          Statement of Income/(Loss)

                                             October         Year-To-Date
                                            ---------       ---------------
                Revenues:
                 Realized Profit/
                  (Loss)                 $ (1,313,573)      $   (6,609,568)
                 Change in Unrealized
                  Profit/(Loss)            15,816,983           27,509,599
                                         ------------       --------------
                Total Trading Results      14,503,410           20,900,031
                Interest Income               538,944            1,708,504
                                         ------------       --------------
               Total Revenues              15,042,354           22,608,535

               Expenses:
                Brokerage Commissions         860,494            2,655,138
                Administrative Fees            27,758               85,650
                                         ------------       --------------
                  Total Expenses              888,252            2,740,755
                                         ------------       --------------
                Net Income/(Loss)
                 Before Minority Interest  14,154,102           19,867,749
                                         ------------       --------------
                Minority Interest          (2,061,826)          (2,841,399)
                Net Income/(Loss)
                 from Joint Venture        12,092,276           17,026,360
                Organization Expenses          41,667              149,622
                                         ------------       --------------
                Net Income(Loss)         $ 12,050,609       $   16,876,728
                                         ============       ==============
           -------------------------------------------------------------------

                To the best of the knowledge and belief of the undersigned the information contained in this report is accurate and complete.



                                /s/James M. Bernard
                                   Chief Financial Officer
                                   Merrill Lynch Investment Partners Inc.

                Please notify the following of any address changes:

                MERRILL LYNCH INVESTMENT PARTNERS INC.
                Merrill Lynch World Headquarters
                South Tower
                World Financial Center
                New York, New York 10080-6106